SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K


[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2000

OR

[   ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

Commission File Number 1-800

Title of the Plan -

SPECIAL INVESTMENT AND SAVINGS PLAN
FOR WRIGLEY EMPLOYEES

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

WM. WRIGLEY JR. COMPANY
(Delaware Corporation)

410 North Michigan Avenue
Chicago, Illinois 60611

SIGNATURE



	The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Benefits Committee as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



						   WM. WRIGLEY JR. COMPANY
						SPECIAL INVESTMENT AND SAVINGS
						             PLAN



						By:  /s/Philip C. Johnson
						           Philip C. Johnson
						     The Benefits Committee Member
						     and Senior Director -
						     Benefits & Compensation
						     Wm. Wrigley Jr. Company


Date:  June 15, 2001

Financial Statements and Supplemental Schedules
Special Investment and Savings Plan for Wrigley Employees

Years ended December 31, 2000 and 1999
with Report of Independent Auditors


EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Financial Statements and Supplemental Schedules

Years ended December 31, 2000 and 1999



CONTENTS

Report of Independent Auditors	1

Financial Statements

Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets
    (Held at End of Year)	11
Schedule H, Line 4j - Schedule of Reportable
     Transactions	12

Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
for Wrigley Employees

We have audited the accompanying statements of assets available for benefits of the Special Investment and Savings Plan for Wrigley Employees as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

							/s/ Ernst & Young LLP

Chicago, Illinois
May 2, 2001



EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Statements of Assets Available for Benefits

	  DECEMBER 31
	2000	1999

ASSETS

Investments, at fair value	$417,172,392	$397,674,989

Contributions receivable:
Company	42,402	-
Participants	114,375	-
Assets available for benefits	$417,329,169	$397,674,989

See notes to financial statements.



EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Statements of Changes in Assets Available for Benefits


	YEAR ENDED DECEMBER 31
		2000		1999

ADDITIONS

Interest and dividends	$  14,653,811	$ 12,527,304
Net realized and unrealized
  appreciation (depreciation) in
  fair value of investments	27,241,451	 (14,856,090)
Contributions:
Employer	3,399,489	   3,320,550
Participants	9,876,436	   9,603,832
Total additions	55,171,187	  10,595,596

DEDUCTIONS
Distributions to participants	35,479,396	  61,851,009
Forfeitures, allocable to future
    Employer contributions	37,611	      50,633
Net increase (decrease)	19,654,180	 (51,306,046)
Assets available for benefits,
    at beginning of year	397,674,989	 448,981,035
Assets available for benefits,
    at end of year	$417,329,169	$397,674,989

See notes to financial statements.


EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements

Years ended December 31, 2000 and 1999


1.  DESCRIPTION OF THE PLAN

The following is a brief description of the Special Investment and Savings Plan for Wrigley Employees (the Plan), and is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

PARTICIPATION AND CONTRIBUTIONS

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan the first of the month following or coincident with their hire date. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. A participant's account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 15% of base salary, subject to an annual limit as required by the Internal Revenue Service (IRS). Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions up to 6% of base salary.
All Employer contributions are invested in the Wrigley Stock
Fund.

Special Investment and Savings Plan
For Wrigley Employees

Notes to Financial Statements  (continued)



1.  DESCRIPTION OF THE PLAN (CONTINUED)

Participant and Employer contributions for the two years ended
December 31, 2000, were as follows:



		2000	        1999
		EMPLOYER	PARTICIPANTS	EMPLOYER	PARTICIPANTS

Wm. Wrigley Jr. Company	$2,846,391	$8,402,503	$2,762,447	$8,150,568
L. A. Dreyfus Company	   219,349	   634,556	   231,963	   614,710
Amurol Products Company	   303,752	   759,504	   297,791	   750,972
Northwestern Flavors, Inc.	    29,997	    79,873	    28,349	    87,582
	$3,399,489	$9,876,436	$3,320,550	$9,603,832




The Putnam Fiduciary Trust Company, as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam Fiduciary Trust Company.

LOANS

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant's accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll deductions. Loans shall bear a reasonable rate of interest, established annually by the Committee, generally equal to, for any Plan year, the prime interest rate.

INVESTMENT OPTIONS AND TRANSFERS

Upon enrollment in the Plan, a participant may direct employee contributions, in 5% increments, in any of nine investment options.

Special Investment and Savings Plan
For Wrigley Employees

Notes to Financial Statements  (continued)



1.  DESCRIPTION OF THE PLAN (CONTINUED)

Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments, to any other investment fund or funds. After reaching age 54, participants may make a one-time election to diversify their Company contribution account into any other investment fund or funds. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

VESTING

A participant's portion of the Employer matching contributions, including investment income and realized and unrealized gains and losses on investments, is fully vested after five years of service. A participant also becomes fully vested after one of the following events: death, or termination of employment if the participant: (i) retires after reaching age 55; (ii) is permanently disabled; or (iii) enters the Armed Forces of the United States. Participants are always fully vested in their tax-deferred and regular deposit accounts.

WITHDRAWALS

Active participants may make a withdrawal from the Plan once during a calendar quarter on any day. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

DISTRIBUTIONS TO PARTICIPANTS

Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company.
Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an annuity, or a combination thereof.

CHARGES AND DEDUCTIONS

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent Employer deposits.

Special Investment and Savings Plan
For Wrigley Employees

Notes to Financial Statements  (continued)

1.  DESCRIPTION OF THE PLAN (CONTINUED)

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Internal Revenue Code (IRC) and ERISA. In the event the Plan is terminated, participants would automatically become fully vested and the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company Common Stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B Common Stock. However, because the Class B Common Stock is at all times convertible into Common Stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company's Common Stock. Participant loans are valued at cost which approximates fair value.

CONTRIBUTIONS

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

SECURITY TRANSACTIONS

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Special Investment and Savings Plan
For Wrigley Employees

Notes to Financial Statements  (continued)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME RECOGNITION

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:




	    DECEMBER 31
	2000	1999


Putnam Growth and Income Fund	$      **	$  22,274,174
Putnam Vista Fund	21,079,501	   21,941,121
Putnam Money Market Fund	24,358,032	           **
Wm. Wrigley Jr. Company common stock*	267,899,581	254,119,815
Wm. Wrigley Jr. Company Class B common stock*	47,266,480	44,823,987
 *Nonparticipant-directed.
**Does not exceed 5% threshold.




During 2000 and 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:




	YEAR ENDED DECEMBER 31
	2000	1999

Mutual funds	$(15,326,722)	$  9,939,968
Wm. Wrigley Jr. Company common stock*	  42,568,173	 (24,796,058)
	$ 27,241,451	$(14,856,090)
*Nonparticipant-directed.


Special Investment and Savings Plan
For Wrigley Employees

Notes to Financial Statements  (continued)

4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Wrigley Stock Fund is as follows:




	         DECEMBER 31
	2000	1999
Net assets:
Wm. Wrigley Jr. Company common stock	$267,899,581	$254,119,815
Wm. Wrigley Jr. Company Class B common stock	  47,266,480	  44,823,987

Contributions receivable:
Company	      42,402	-
Participants	      56,542	-
Total	$315,265,005	$298,943,802



	        YEAR ENDED
	        DECEMBER 31
	     2000	     1999
Changes in net assets:
Dividends and interest	$  4,937,423	$   4,975,154
Net realized and unrealized (depreciation)
   appreciation in fair value of investments	  42,568,173	  (24,796,058)
Participant contributions	   4,458,007	    4,932,766
Employer contributions	   3,399,489	    3,320,550
Distribution to participants	 (17,952,416)	  (42,105,408)
Forfeitures	     (34,072)	      (49,624)
Interfund transfers	 (21,055,401)	  (14,614,811)
Total	$ 16,321,203	$ (68,337,431)




5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:




	        DECEMBER 31
	     2000	        1999

Assets available for benefits per the financial statements	$417,329,169	$397,674,989
Amounts allocated to withdrawing participants		(629,730)		 (30,308,056)
Assets available for benefits per the Form 5500		$416,699,439	$367,366,933


Special Investment and Savings Plan
For Wrigley Employees

Notes to Financial Statements  (continued)

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
(CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:




	  YEAR ENDED DECEMBER 31
	   2000	    1999
Benefits paid to participants per the financial statements	$35,479,396	$61,851,009
Add:  Amounts allocated to withdrawing participants
    at end of year	    629,730	 30,308,056
Less:  Amounts allocated to withdrawing participants
   at beginning of year	(30,308,056)	(23,572,112)
Benefits paid to participants per the Form 5500	$  5,801,070	$68,586,953




6.  FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 18, 1995, stating that the Plan is qualified under Section 401 (a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended subsequent to the IRS determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULES




EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000



	NUMBER		CURRENT
IDENTITY OF ISSUE	OR SHARES	COST	VALUE
Putnam Fiduciary Trust Company
   Shares of registered investment
      companies:
     Putnam Growth & Income Fund (1)	 1,049,554		*			$  20,497,789
     Putnam Vista Fund (1)	 1,619,009		*			   21,079,501
     Putnam Income Fund (1)	   666,656		*			    4,253,267
     Putnam OTC & Emerging
        	Growth Fund (1)	  494,410		*			    6,882,181
     Putnam International
        Growth Fund (1)	   278,799		*			    6,889,124
     Putnam Investors Fund (1)	   394,865	*			    6,065,124
     Putnam Money Market Fund (1)	24,358,032	*		        24,358,032
     Putnam U.S. Government Income
        Trust (1)	   207,476	*		         2,651,547

Wm. Wrigley Jr. Company (1)	2,796,055 shares
		of Common Stock	  $90,275,963	       267,899,581

Wm. Wrigley Jr. Company (1)	493,321 shares
		of Class B Common
		Stock	  1,075,990	        47,266,480

Participants' loans	Loans receivable
		with varying
		maturities and
		interest rates
		ranging from 5%
		to 9.5%		9,329,766			$417,172,392

(1) Putnam Investments and the Wm. Wrigley Jr. Company are parties in interest.
*   Disclosure of historical cost information is not required for participant-directed investments.



EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Schedule H, Line 4i - Schedule of Reportable Transactions

Year ended December 31, 2000

                                                                                                  Current
                                                                                                  Value of
                                                                                                  Asset on
                                                         Purchase    Selling        Cost          Transaction
Identity of Party Involved     Description of Assets     Price       Price          of Asset      Date           Net Gain

Category (iii) - Series of transactions in excess of 5% of Plan assets at the beginning of the year.

Wm. Wrigley Jr. Company        Wrigley Common Stock     $32,781,231  $         -    $32,781,231   $32,781,231    $         -
                                                                  -   52,353,446     30,315,107    52,353,446     22,038,339

There were no category (I), (ii), or (iv) reportable transactions during 2000.


CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm. Wrigley Jr. Company of our report dated May 2, 2001, with respect to the financial statements of the Special Investment and Savings Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


						/s/ Ernst & Young LLP

Chicago, Illinois
June 15, 2001